 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of September 2023

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C,

pavimento superior, Globaltech,

Campinas – State of São Paulo

(Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

CI&T Extraordinary General Meeting

September 25, 2023 - CI&T (NYSE: CINT), a global digital specialist, announces that the Extraordinary General Meeting of the Company (the "EGM") was held today. At the General Meeting, the resolutions which were described in the Notice of Extraordinary General Meeting of the Company dated August 28, 2023 were duly passed:  (i) as an ordinary resolution, the approval of reduction of the exercise price in each of the incentive stock option award agreements entered by the Company and each participant pursuant to the CI&T Inc 2022 U.S. Equity Incentive Plan (the "Incentive Plan") from US$16.75 to an amount not less than the Fair Market Value (as defined in the Incentive Plan) on the date of such exercise price reduction to be determined by the directors of the Company; and (ii) as an ordinary resolution, the approval of the Amended and Restated CI&T Inc 2022 U.S. Equity Incentive Plan in the form uploaded to the Investor Relations section of the Company's website.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

IR Website: https://investors.ciandt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 25, 2023

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer